May 1, 2017

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4720

Washington, D.C. 20549

Attn:	H. Stephen Kim

Michelle Miller

Re:	Nicholas Financial, Inc.

Form 10-K for the Fiscal Year Ended March 31, 2016

Filed June 14, 2016

Form 10-Q for the Quarterly Period Ended September 30, 2016

Filed November 9, 2016

File No. 000-26680

Dear Mr. Kim and Ms. Miller:

By letter dated February 7, 2017 (the “Comment Letter”), the staff of the Securities and Exchange Commission (the “Commission”) provided comments on the above-referenced filings made with the Commission by Nicholas Financial, Inc. (the “Company,” “we,” “us,” or “our”). The Company responded to the Comment Letter by letter dated March 7, 2017. The Company plans to submit a supplemental response to the Comment Letter via EDGAR. Because the Company is currently completing its accounting procedures culminating in the release of its fourth quarter earnings information, it expects to submit its supplemental response on or before May 18, 2017.

Please do not hesitate to contact Katie MacGillivary at (727) 726-0763 x2011 with any questions.

Sincerely,

/s/ Katie MacGillivary
Katie MacGillivary
Chief Financial Officer